                                                                DAVID M. ROBINSON
                                                                Chief Compliance Officer

                                     April 8, 2013

Securities and Exchange Commission
Attn:  Mr. Sonny Oh
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	American Fidelity Dual Strategy Fund, Inc. (the “Fund”) – 485APOS File Nos. 333-59185; 811-08873

Mr. Oh:

On behalf of the Fund, this letter is in response to the comments you relayed to Jennifer Wheeler during your telephone conversation of April 1, 2013 regarding the Fund’s February 15, 2013 485(a) filing on Form N-1A.  Our response to each of your comments is in bold below.  In addition to changes made in response to your comments, revisions were also made to reflect a change in one of our sub-advisors.  Please note that the page number references are to the redlined courtesy copy of the registration statement that is being delivered to you simultaneously with this filing.

We note the following in response to your comments:

PRELIMINARY

1.    To the extent applicable, include the Summary Prospectus legend required by Rule 498(b)(1)(v).

The requested legend is set forth below:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at:  http://pe.newriver.com/summary.asp?clientid=amfid&fundid=NRMF03244&contractid=NRVA01077 You can also get this information at no cost by calling 1.800.662.1106 or by sending an email request to va.help@af-group.com.

2.	Confirm that the required interactive data filing will be completed in connection with the final registration statement filing.

Confirmed.

PROSPECTUS

3.   Risk/Return Summary – Investment Strategy, Risks and Performance – Principal Investment Strategy and – Principal Risks of Investing  (p.2-3)

Revise the information provided in response to Form N-1A Items 4(a) and 4(b) to summarize the information provided later in the document in response to Items 9(b) and 9(c), in accordance with the requirements of Form N-1A.

We revised these sections, as requested.

4.   Risk/Return Summary – Investment Strategy, Risks and Performance – Risk/Return Bar Chart and Table (p.4)

Delete the Three-Year Average Annual Total Return information from the Risk/Return Summary.

We deleted the information, as requested.

5.   Risk/Return Summary – Investment Strategy, Risks and Performance – Risk/Return Bar Chart and Table  (p.4)

Delete the two sentences that were added next to the Average Annual Return table re:  average annual total returns not reflecting taxes or distributions, and distribution being made only to, and redemptions only by, separate accounts.

We deleted the two sentences, as requested.

6.          Risk/Return Summary – Investment Advisors and Portfolio Managers (p. 4)

Confirm Mr. Schroer’s length of service with the Sub-Advisor.

       We confirmed that Mr. Schroer has been with the Sub-Advisor for 29 years.

7.    Portfolio Management  (p.10)

Provide advisor fees as a percentage of average net assets, as required by Form N-1A Item 10(a)(1)(iii).

We note that the Advisor’s fee is set forth as a percentage of average net assets in the second paragraph of page 8.  Additionally, we note that the Fund received an exemptive order from the SEC permitting it to aggregate the fees payable to its Sub-Advisors.  The aggregated fees, including as a percentage of average net assets, are set forth in the fifth paragraph of page 8.

8.   Fund Operations – Pricing Shares  (p.13)

With regard to the days on which AFA may be closed due to “other emergency”, clarify that you are referring to emergencies, as determined by the SEC.

We clarified the information, as requested.

STATEMENT OF ADDITIONAL INFORMATION

9.   Management – Directors and Officers  (p.6)

Present the directors’ compensation information in tabular format, as required by N-1A Item 17(c).

We have provided the information in tabular format, as requested.

10.   Federal Tax Matters  (p.17-19)

Review and update the tax information, as needed.

We have reviewed the section and confirmed that the information is current.

CONCLUSION

In connection with this response letter, I acknowledge that (1) the Fund is responsible for the adequacy and accuracy of the disclosures in the accompanying filing, (2) staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking action with respect to the Fund’s filing, and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at 405.523.5869 or Ms. Wheeler at 405.552.2273 should you need additional information.

Thank you very much for your consideration.

Sincerely,

/S/ David M. Robinson

David M. Robinson

cc:           David M. Carpenter
Jennifer Wheeler